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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                               (Amendment No. 1)

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

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                               ATRION CORPORATION
                                (Name of Issuer)

                               ATRION CORPORATION
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   049904105
                     (Cusip Number of Class of Securities)

                                EMILE A. BATTAT
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATRION CORPORATION
                             ONE ALLENTOWN PARKWAY
                            ALLEN, TEXAS 75002-4211
                                 (972) 390-9800
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies To:
                           B. G. MINISMAN, JR., ESQ.
                      BERKOWITZ, LEFKOVITS, ISOM & KUSHNER
                             1600 SOUTHTRUST TOWER
                           BIRMINGHAM, ALABAMA 35203
                                 (205) 328-0480

                               November 16, 1998
                  (Date Tender Offer First Published, Sent or
                           Given to Security Holders)
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     This Amendment amends and supplements the Issuer Tender Offer Statement on
Schedule 13E-4, dated November 16, 1998, relating to the offer by Atrion Corporation (the "Company") to purchase 500,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.10 per share (such shares, together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, as amended, between the Company and American Stock Transfer & Trust Company as Rights Agent, are hereinafter referred to as the "Shares"), at prices not greater than $9.00 nor less than $7.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November
16, 1998, and in the related Letter of Transmittal, which, as amended from time to time, together constitute the "Offer," copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13E-4.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8(e) is hereby supplemented to reflect the following amendments and supplements to the Offer:

          (i) Section 2 of the Offer to Purchase is hereby supplemented by adding the following as the second sentence of the third paragraph of said
Section:

          The Company believes that allocating the Company's earnings in such fiscal year, after taking into account the reduction in after-tax interest income resulting from the Company's use of its funds to purchase Shares pursuant to the Offer and pay the related taxes, fees and expenses thereof, to a reduced number of Shares outstanding will result in greater earnings per share than would be the case if no Shares were purchased pursuant to the Offer and such funds were not used for such purpose.

          (ii) The first paragraph of Section 6 of the Offer to Purchase is hereby amended by deleting the phrase "and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer)" and substituting in lieu thereof the following phrase: "on or prior to the Expiration Date."

          (iii) Section 6 of the Offer to Purchase is hereby amended by deleting the word "sole" each time it appears in subsections (a), (b), (c) and
(e) of said Section and substituting in lieu thereof the word "reasonable."

          (iv) Section 10 of the Offer to Purchase is hereby amended by adding the following to the end of the last sentence of the fourth paragraph of said
Section:

          "and purchased 300 Shares at a price of $7.25 per Share on Nasdaq on November 11, 1998."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-4 is true, complete and correct.


                    ATRION CORPORATION


                    By: /s/ Emile A. Battat
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                    Name: Emile A. Battat
                    Title: Chairman, President and Chief Executive Officer

Dated: December 2, 1998


















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